February 7, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Hodan Siad and Mr. Benjamin Meeks

Re:	BMW Auto Leasing LLC
Financial Services Vehicle Trust
Registration Statement on Form SF-3
File Nos. 333-283340 and 333-283340-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of BMW Auto Leasing LLC and Financial Services Vehicle Trust (each, a “Registrant”) hereby requests that the effective date for Registration Statement Nos. 333-283340 and 333-283340-01 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, February 11, 2025, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrants acknowledge that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

BMW AUTO LEASING LLC, as Registrant

By:            BMW Financial Services NA, LLC,
            as member

By:             /s/ Ole Jensen
Name:     Ole Jensen
Title:         Chief Financial Officer & Vice President – Finance

By:             /s/ Helena von Gladiss
Name:      Helena von Gladiss
Title:          Treasurer

FINANCIAL SERVICES VEHICLE TRUST, as Registrant

By:            BMW Financial Services NA, LLC, solely as Servicer

By:             /s/ Ole Jensen
Name:      Ole Jensen
Title:          Chief Financial Officer & Vice President – Finance

By:             /s/ Helena von Gladiss
Name:     Helena von Gladiss
Title:         Treasurer